NO ACT

PE
11-30-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10010436

Received SEC
JAN 13 2010
Washington, DC 20549

January 13, 2010

Matteo G. Daste
Buchalter Nemer
333 Market Street, 25th Floor
San Francisco, CA 94105-2126

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-13-2010

Re: Oak Valley Bancorp
Incoming letter dated November 30, 2009

Dear Mr. Daste:

This is in response to your letter dated November 30, 2009 concerning the shareholder proposal submitted to Oak Valley Bancorp by Robert P. Laukat. We also have received a letter from the proponent dated December 9, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert P. Laukat

*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Oak Valley Bancorp
Incoming letter dated November 30, 2009

The proposal requests that the board take the necessary steps to see that the company "make every possible effort to repay to the United States government the obligation incurred by the Troubled Asset Relief Program (TARP) transaction."

There appears to be some basis for your view that Oak Valley Bancorp may exclude the proposal under rule 14a-8(i)(7), as relating to Oak Valley Bancorp's ordinary business operations. In this regard, we note that the proposal relates to the redemption of a specific class of preferred stock. Proposals that concern the management of a company's assets and obligations are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Oak Valley Bancorp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Oak Valley Bancorp relies.

Sincerely,

Alexandra M. Ledbetter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ROBERT P. LAUKAT
*** FISMA & OMB Memorandum M-07-16 ***
Phone *** FISMA & OMB Memorandum M-07-16 ***

December 9, 2009

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
100 F Street NE
Washington, DC 20549

Re: Oak Valley Bankcorp Shareholder Proposal

Ladies & Gentlemen:

On November 30, 2009 a letter was sent to your office by Buchalter Nemer Attorneys, indicating that the above bank is planning to omit my shareholder proposal from the 2010 proxy materials.

1. They state that the proposal is false and misleading, but do not point to one word that is false. Innuendo is in the eye of the reader. No intent is made to impugn or insult the bank in any way.
2. They say we are dealing with matters relating to the company's ordinary business. I made no request concerning ordinary business, we just want to know why incurring this debt would be in the interest of the shareholders.
3. They say we seek to force directors to take certain action that it is therefore illegal act. We request, where does the word force appear in this proposal? I would never attempt to force anyone to commit an illegal act.
4. I am not a lawyer; I am limited by law to keep the proposal under 500 words. For this reason I am keeping the proposal as concise as possible. The bank, on the other hand, has no restraints as to the length of the rebuttal. They have the obligation to keep the shareholder fully informed, in my opinion.

I ask in my covering letter to the bank to inform me if there were any changes, amendments, or deletions, they would like me to make so we could be sure the proposal could be presented The 8-page letter from their lawyers seems only to make the case that they want the whole proposal to be deleted. Further, their 8 page letter, could not state that there are any untrue statements in this proposal.

If you need any further information, or if I may be of any assistance to you, please contact me
*** FISMA & OMB Memorandum M-07-16 ***

Cordially,



Robert P. Laukat

Rick McCarty
Oak Valley Bankcorp
125 N. 3rd Ave
Oakdale, California 95361

BuchalterNemer
A Professional Law Corporation

333 Market Street, 25th Floor, San Francisco, California 94105-2126
Telephone (415) 227-0900 / Fax (415) 227-0770

File Number: O0913-0001
Direct Dial Number: (415) 227-3545
Direct Facsimile Number: (415) 904-3117
E-Mail Address: *mdaste@buchalter.com*

November 30, 2009

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 "F" Street, N.E.
Washington, DC 20549

Re: **Oak Valley Bancorp - Exclusion of Shareholder Proposal**

Ladies and Gentlemen:

On behalf of Oak Valley Bancorp, a California corporation (the "***Company***"), this letter advises you that the Company intends to notify the staff of the Division of Corporate Finance (the "***Staff***") of the Company's intention to exclude a shareholder proposal from the Company's proxy materials for its 2010 Annual Meeting of Shareholders (the "***2010 Proxy Materials***"). Mr. Robert P. Laukat (the "***Proponent***") submitted the proposal dated October 3, 2009 (the "***Proposal***"), attached as Exhibit A. Also, attached hereto as Exhibit B and Exhibit C, respectively, are the Proponent's correspondence to the Company and the Company's correspondence to the Proponent.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the 2010 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are an additional five copies of this letter and the exhibits. A copy of this letter, including the exhibits, is being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing the Proponent of the Company's intention to omit the Proposal from the 2010 Proxy Materials.

The Company intends to commence distribution on its 2010 Proxy Materials on or about March 31, 2010. We acknowledge that this letter is being submitted more than 80 days before the Company files its 2010 Proxy Materials, which meets the submission deadline requirement under Rule 14a-8(j).

1. The Proposal

The Proposal sets forth the following resolution:

> RESOLVED: That the shareholders of Oak Valley Bankcorp [sic] hereby request the Board of Directors take the necessary steps to see that the Oak Valley Bank Corporation [sic] make every possible effort to repay to the United States government the obligation incurred by the Troubled Asset Relief Program (TARP) transaction.

2. <u>Basis for Exclusion</u>

Rule 14a-8 authorizes the Company to exclude the Proposal from the Company's 2010 Proxy Materials for three reasons: (1) the Proposal is false and misleading in violation of Rule 14a-9, and therefore may be excluded pursuant to Rule 14a-8(i)(3); (2) the Proposal deals with a matter relating to the Company's ordinary business operations, and therefore may be excluded pursuant to Rule 14a-8(i)(7), and (3) the Proposal, if implemented, would cause the Company to violate California law, and therefore may be excluded pursuant to Rule 14a-8(i)(2).

Each of these three reasons is independently sufficient to justify excluding the Proposal from the Company's 2010 Proxy Materials.

A. The Proposal is false and misleading in violation of Rule 14a-9, and therefore may be excluded pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Exchange Act proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is false and misleading and, therefore, is excludable under Rule 14a-8(i)(3).

1. The Proposal impugns character and reputation without factual foundation and is factually incorrect and false.

The Supporting Statement to the Proposal, attached as <u>Exhibit B</u>, contains a material statement that inaccurately impugns the Company's character and reputation without factual basis. In the Proponent's Supporting Statement, the Proponent inaccurately ties the Company's participation in the TARP Capital Purchase Program (the "***CPP***") to historical Company dividends, as far back as 2007, and the current rate of return on depositors' accounts. The Proponent implies that the Company is giving the United States Treasury preferential treatment and is paying the Treasury a higher interest rate, to the detriment of shareholders and depositors of the Company and its subsidiary Oak Valley Community Bank.

According to Note (b) to Rule 14a-9, a statement that impugns character or reputation without factual foundation is misleading within the meaning of the rule. As stated above, the Proponent inaccurately impugns the Company's character and reputation without factual basis in violation of Rule 14a-9. Normally the Company would not be sensitive to inaccurate critical remarks made by a shareholder, but in this case the Proponent's faulty logic and misleading innuendo, which will be available to all shareholders and the public generally, will counteract important governmental objectives.

In addition, the Proposal as stated by the Proponent is factually incorrect and impossible to perform as stated.

Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), the Staff asserted that exclusion under Rule 14a-8(i)(3) may be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading." The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of shareowner proposals that contain statements that are false or misleading. See, e.g., *General Electric Company* (avail January 6, 2009) (concurring in the exclusion of a proposal to "adopt a policy based on the underlying assertion, that the Company has plurality voting and allows shareholders to 'withhold' votes when in fact the Company has majority voting and does not have a mechanism for shareowners to 'withhold' votes in the typical elections" because such proposal was false and misleading); *Wal-Mart Stores, Inc.* (avail Apr. 2, 2001) (concurring in the exclusion of a proposal to remove "all genetically engineered crops, organisms or products" because the text of the proposal misleadingly implied that it related only to the sale of food products); *McDonald's Corp.* (avail. Mar. 13, 2001) (granting no-action relief because the proposal to adopt "SA 8000 Social Accountability Standards" did not accurately describe the standards).

Under the TARP Capital Purchase Program, the Treasury did not lend any funds to the Company that are subject to a "repayment obligation". The Treasury purchased equity from the Company, in the form of shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "***Series A Perpetual Preferred Stock***") from the Company on December 5, 2008 and as reported on the periodic reports that the Company files with the Securities and Exchange Commission pursuant to the requirements of Section 12 of the Exchange Act. Those shares of Series A Perpetual Preferred Stock were issued as fully paid non-assessable shares in accordance with the terms of the Certificate of Determination for Series A Perpetual Preferred Stock that the Company filed with the California Secretary of State prior to its issuance. Although the shares of Series A Perpetual Preferred Stock have certain rights and preferences, including the Company's right to repurchase such shares from the Treasury, the Company has no obligation to do so. In other words, the Series A Perpetual Preferred Stock shares are not subject to any mandatory redemption that would require the Company to buy those shares back from the Treasury. As such, the Proponent's Proposal that the Company make "every possible effort" to "repay" the TARP "obligations" is vitiated by an incorrect statement, which makes the Proposal flawed and impossible to perform as stated.

BuchalterNemer
A Professional Law Corporation

333 MARKET STREET, 25TH FLOOR, SAN FRANCISCO, CALIFORNIA 94105-2126
TELEPHONE (415) 227-0900 / FAX (415) 227-0770

File Number: O0913-0001
Direct Dial Number: (415) 227-3545
Direct Facsimile Number: (415) 904-3117
E-Mail Address: *mdaste@buchalter.com*

November 30, 2009

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 "F" Street, N.E.
Washington, DC 20549

Re: **Oak Valley Bancorp - Exclusion of Shareholder Proposal**

Ladies and Gentlemen:

On behalf of Oak Valley Bancorp, a California corporation (the "***Company***"), this letter advises you that the Company intends to notify the staff of the Division of Corporate Finance (the "***Staff***") of the Company's intention to exclude a shareholder proposal from the Company's proxy materials for its 2010 Annual Meeting of Shareholders (the "***2010 Proxy Materials***"). Mr. Robert P. Laukat (the "***Proponent***") submitted the proposal dated October 3, 2009 (the "***Proposal***"), attached as Exhibit A. Also, attached hereto as Exhibit B and Exhibit C, respectively, are the Proponent's correspondence to the Company and the Company's correspondence to the Proponent.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the 2010 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are an additional five copies of this letter and the exhibits. A copy of this letter, including the exhibits, is being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing the Proponent of the Company's intention to omit the Proposal from the 2010 Proxy Materials.

The Company intends to commence distribution on its 2010 Proxy Materials on or about March 31, 2010. We acknowledge that this letter is being submitted more than 80 days before the Company files its 2010 Proxy Materials, which meets the submission deadline requirement under Rule 14a-8(j).

1. The Proposal

The Proposal sets forth the following resolution:

> RESOLVED: That the shareholders of Oak Valley Bankcorp [sic] hereby request the Board of Directors take the necessary steps to see that the Oak Valley Bank Corporation [sic] make every possible effort to repay to the United States government the obligation incurred by the Troubled Asset Relief Program (TARP) transaction.

2. Basis for Exclusion

Rule 14a-8 authorizes the Company to exclude the Proposal from the Company's 2010 Proxy Materials for three reasons: (1) the Proposal is false and misleading in violation of Rule 14a-9, and therefore may be excluded pursuant to Rule 14a-8(i)(3); (2) the Proposal deals with a matter relating to the Company's ordinary business operations, and therefore may be excluded pursuant to Rule 14a-8(i)(7), and (3) the Proposal, if implemented, would cause the Company to violate California law, and therefore may be excluded pursuant to Rule 14a-8(i)(2).

Each of these three reasons is independently sufficient to justify excluding the Proposal from the Company's 2010 Proxy Materials.

A. The Proposal is false and misleading in violation of Rule 14a-9, and therefore may be excluded pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Exchange Act proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is false and misleading and, therefore, is excludable under Rule 14a-8(i)(3).

1. The Proposal impugns character and reputation without factual foundation and is factually incorrect and false.

The Supporting Statement to the Proposal, attached as Exhibit B, contains a material statement that inaccurately impugns the Company's character and reputation without factual basis. In the Proponent's Supporting Statement, the Proponent inaccurately ties the Company's participation in the TARP Capital Purchase Program (the "***CPP***") to historical Company dividends, as far back as 2007, and the current rate of return on depositors' accounts. The Proponent implies that the Company is giving the United States Treasury preferential treatment and is paying the Treasury a higher interest rate, to the detriment of shareholders and depositors of the Company and its subsidiary Oak Valley Community Bank.

According to Note (b) to Rule 14a-9, a statement that impugns character or reputation without factual foundation is misleading within the meaning of the rule. As stated above, the Proponent inaccurately impugns the Company's character and reputation without factual basis in violation of Rule 14a-9. Normally the Company would not be sensitive to inaccurate critical remarks made by a shareholder, but in this case the Proponent's faulty logic and misleading innuendo, which will be available to all shareholders and the public generally, will counteract important governmental objectives.

In addition, the Proposal as stated by the Proponent is factually incorrect and impossible to perform as stated.

Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), the Staff asserted that exclusion under Rule 14a-8(i)(3) may be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading." The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of shareowner proposals that contain statements that are false or misleading. See, e.g., *General Electric Company* (avail January 6, 2009) (concurring in the exclusion of a proposal to "adopt a policy based on the underlying assertion, that the Company has plurality voting and allows shareholders to 'withhold' votes when in fact the Company has majority voting and does not have a mechanism for shareowners to 'withhold' votes in the typical elections" because such proposal was false and misleading); *Wal-Mart Stores, Inc.* (avail Apr. 2, 2001) (concurring in the exclusion of a proposal to remove "all genetically engineered crops, organisms or products" because the text of the proposal misleadingly implied that it related only to the sale of food products); *McDonald's Corp.* (avail. Mar. 13, 2001) (granting no-action relief because the proposal to adopt "SA 8000 Social Accountability Standards" did not accurately describe the standards).

Under the TARP Capital Purchase Program, the Treasury did not lend any funds to the Company that are subject to a "repayment obligation". The Treasury purchased equity from the Company, in the form of shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "***Series A Perpetual Preferred Stock***") from the Company on December 5, 2008 and as reported on the periodic reports that the Company files with the Securities and Exchange Commission pursuant to the requirements of Section 12 of the Exchange Act. Those shares of Series A Perpetual Preferred Stock were issued as fully paid non-assessable shares in accordance with the terms of the Certificate of Determination for Series A Perpetual Preferred Stock that the Company filed with the California Secretary of State prior to its issuance. Although the shares of Series A Perpetual Preferred Stock have certain rights and preferences, including the Company's right to repurchase such shares from the Treasury, the Company has no obligation to do so. In other words, the Series A Perpetual Preferred Stock shares are not subject to any mandatory redemption that would require the Company to buy those shares back from the Treasury. As such, the Proponent's Proposal that the Company make "every possible effort" to "repay" the TARP "obligations" is vitiated by an incorrect statement, which makes the Proposal flawed and impossible to perform as stated.

For these reasons, the Proposal is false within the meaning of Rule 14a-9. Accordingly, the Company should be permitted to exclude the Proposal pursuant to Rule 14a-8(i)(3).

2. The Proposal is so vague and indefinite as to be misleading.

Even assuming that the Proponent is seeking a redemption of the Series A Perpetual Preferred Stock, the Proposal remains so vague and indefinite as to be misleading. In the Proposal, the Proponent wants the Board of Directors of the Company to "take the necessary steps" to see that the Company make "every possible effort" to "repay" the "obligation incurred by the Troubled Asset Relief Program (TARP) transaction". The operative language of the Proposal fails to define the terms "necessary steps" and "every possible effort" or otherwise provide definitions or guidance as to the meanings of the two terms in relation to the objective that the Proponent seeks to achieve.

The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because shareholders cannot make an informed decision on the merits of a proposal without at least knowing what they are voting on. See SLB 14B (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); see also *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Moreover, the Staff has concurred, on numerous occasions, that a shareholder proposal was sufficiently misleading so as to justify its exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon the implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991); see also *Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a shareholder proposal in reliance on Rule 14a-8(i)(3) calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

In the present case, any shareholder voting on the Proposal could arguably have his or her own subjective interpretation of what "necessary steps" the Board of Directors should take to make "every possible effort" to "repay the TARP funds". For example, a shareholder may believe that the Company should use part of its capital reserves to finance the redemption of the Series A Perpetual Preferred Stock. Another shareholder may believe that the Company ought to raise additional capital in order to finance the redemption. Any such interpretation may be significantly different than the directors' interpretation. Yet, if implemented, each could expose the Company and the Board of Directors to criticism for not having fulfilled the Proposal in the manner in which a shareholder might have expected. This means that no shareholder would really know what he or she is voting on. As a result, neither the shareholders voting on the Proposal nor the directors who would be implementing the Proposal would be able to determine with any reasonable certainty what actions or measures the Proposal requires.

For these reasons, the Proposal is so vague and indefinite as to be misleading. Accordingly, the Company should be permitted to exclude the Proposal pursuant to Rule 14a-8(i)(3).

B. The Proposal deals with a matter relating to the Company's ordinary business operations and therefore may be excluded pursuant to Rule 14a-8(i)(7).

The Proponent is asking for the shareholders to vote upon a matter that relates to how the Company uses capital and manages its assets. In fact, whether funds are to be repaid or shares are to be redeemed, the core question involves decisions by the Company on its use of capital and disposition of cash or stock. These decisions are fundamental to management's ability to run the Company and involve actions that are within the Company's ordinary business operations.

Rule 14a-8(i)(7) authorizes the Company to exclude the Proposal from its 2010 Proxy Materials "if the proposal deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 40018 (May 21, 1998), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration relates to the subject matter of a proposal: "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Exchange Act Release No. 40018 (May 21, 1998). The second consideration relates to the degree any proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

In this case, the Proposal attempts to direct the Company's methods and options to raise capital and manage its assets which, as Exchange Act Release No. 40018 explains, constitute matters of the Company's ordinary business operations. At the 2009 Annual Meeting of the Shareholders held on June 10, 2009, the Company's Chairman and Chief Executive Officer explained that the Company's participation in the CPP was necessary in light of tight capital markets and the current weakness in the economy. The periodic reports that the Company has been filing under the Exchange Act explain how the Company has capitalized the proceeds from its offering of Series A Perpetual Preferred Stock to the Treasury. Those periodic reports also disclose the capital ratios of the Company and its wholly owned subsidiary Oak Valley Community Bank. Those capital ratios are subject to minimum requirements mandated by rules promulgated by the Federal Deposit Insurance Corporation (FDIC) to which both the Company and Oak Valley Community Bank are subject.

Any use or disposition of funds that the Company received from the U.S. Treasury pursuant to the CPP, including use of such funds to redeem the Company's Series A Perpetual Preferred Stock, would affect the Company's capital and its capital ratios. In addition to the impact on the FDIC minimum requirements, a decrease in the Company's capital and its capital ratios would impact the Company's balance sheet and its overall business strategy and operations. In other words, use of capital is an integral part of the Company's capital management and financing activities and clearly a matter relating to its ordinary business. Decisions regarding when, how much, and under what terms and conditions to issue or redeem the Series A Perpetual Preferred Stock must be consistent with the current and long-term financial policies and goals of the Company, and involve fundamental aspects of the business and affairs to be managed by the Company's directors.

On numerous occasions, the Staff has taken the position that conditions, restrictions or limitations upon capital raising, capital management and financing activities are matters relating to the conduct of the company's ordinary business operations. See *Apple Computer, Inc.* (March 3, 2003) (proposal relating to management requirements for corporation's share repurchase program); *Pfizer Inc.* (February 7, 2003) (proposal to limit buyback of shares within specified limits); *Ford Motor Company* (March 26, 1999) (proposal to amend corporation's bylaws to require that it not repurchase its common stock except under certain circumstances); *Food Lion, Inc.* (Feb. 22, 1996) (proposal to amend existing stock repurchase plan in order to accelerate and expand the amount of stock repurchased is directed at matters relating to the conduct of the company's ordinary business operations and, therefore, is excludable under Rule 14a-8(c) (7) (predecessor to Rule 14a-8(i)(7))); and *The Clothestime Inc.* (March 13, 1991) (proposal to repurchase common stock in open market under specified conditions excludable under Rule 14a-8(c)(7)).

Raising capital is part of the Company's overall capital structure and financing activity. The Company's ability to manage the capital that it raised by issuing Series A Perpetual Preferred Stock is within its "ordinary business operations". Because the Proposal seeks to direct the Company's use of capital and directly interferes with capital management decisions made by the Board of Directors of the Company when the Company issued Series A Perpetual Preferred Stock to the Treasury, the Proposal ought to be excludable from the Company's 2010 Proxy Materials pursuant to Rule 14a-8(i)(7).

C. The Proposal would, if implemented, cause the Company to violate California law and therefore may be excluded pursuant to Rule 14a-8(i)(2).

The Company submits that it ought to be permitted to omit the Proposal from the 2010 Proxy Materials on the basis of Rule 14a-8(i)(2) because the Proposal would, if implemented, cause the Company to violate California law.

The Proponent's Proposal seeks to force the Company directors to "undertake take the necessary steps to see that the Oak Valley Bank Corporation [sic] make every possible effort to repay to the United States government the obligation incurred by the Troubled Asset Relief

Program (TARP) transaction." Under California law, the shareholders cannot force the Company directors to undertake a specific course of action with respect to Company management because only the directors are empowered to manage the business and affairs of the Company. *Grosset v. Wenaas* (2008) 72 Cal.Rptr.3d 129, 42 Cal.4th 1100, 175 P.3d 1184 (citing Section 300(a) of the California Corporations Code to hold that the authority to manage the business and affairs of a corporation is vested in its board of directors, not in its shareholders).

Section 300(a) of the California Corporations Code ("*CCC*") states, in part:

> *"Subject to the provisions of the division and any limitations in the articles relating to action required to be approved by the shareholder (153) or by the outstanding shares (152), or by a less than majority vote of a class or series of preferred shares (Section 402.5), the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board...."*

Neither the Articles of Incorporation nor the Bylaws of the Company, as amended, empower the shareholders to purchase, redeem, or otherwise reacquire shares of Series A Preferred Perpetual Stock on behalf of the Company. Moreover, certain statutory tests must be satisfied before the Company may legally repurchase its shares, as provided under CCC Sections 500 and 501. Permitting the Company's shareholders to dictate on the directors the implementation of a stock repurchase program would be contrary to Section 300 and would ignore the statutory tests that are required to be performed by the Board of Directors under Sections 500 and 501 to determine whether or not a redemption is permitted as a matter of law under the CCC.

Furthermore, the adoption and implementation of the Proposal, if the Proposal is passed in the way the Proponent seeks to, could subject the directors to joint and several liability. Under Section 309 of the CCC, directors are subject to certain fiduciary duties to the corporation pursuant to which they are required to act in good faith with reasonable inquiry in making decisions to manage the corporation.

Section 309(a) of the CCC states, in part:

> *"A director shall perform the duties of a director, including duties as a member of any committee of the board upon which the director may serve, in good faith, in a manner such director believes to be in the best interests of the corporation and its shareholders and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances."*

If, as the Proponent requests, the directors are forced to undertake the actions urged by the Proponent, the directors would be abdicating those duties. The Proponent's Proposal, if passed, would force the Company directors to effectuate the repurchase or redemption of the shares of Series A Preferred Perpetual Stock currently held by the Treasury. By forcing such transaction, the shareholders would usurp the directors' power to manage the affairs of the Company, and disregard the business judgment of the directors. Under California law, the directors, and not the shareholders of the Company should use their business judgment to determine whether or not it is in the best interest of the Company to use funds to repurchase or redeem the shares of Series A Preferred Stock that the Company issued to the Treasury, and such determination must be regarded as absolute. *Wall v. Board of Regents of University of Cal.* (App. 2 Dist. 1940) 38 Cal.App.2d 698, 102 P.2d 533 (holding that in the absence of fraudulent conduct, the authority of a corporation's directors in conduct of corporation's business must be regarded as absolute when directors act within the law). *Lewis v. Anderson et al* (1979) 615 F.2d 778 (holding that directors' decisions in the day to day management of the corporation may not be attacked by shareholders so long as the directors exercised their best judgment in making those decisions).

For the reasons stated above, the Proponent's Proposal usurps the directors from their duties and rights to manage the affairs of the Company, in violation of both the CCC and well-settled principles of California law. Accordingly, the Company should be permitted to exclude the Proposal pursuant to Rule 14a-8(i)(2).

3. Action Requested

We hereby request confirmation that the Staff will not recommend an enforcement action if the Company's omits the Proposal from its 2010 Proxy Materials pursuant to Rule 14a-8(i)(10) for the reasons set forth above. If the Staff disagrees with the Company's conclusion that the Proposal may be so omitted from its 2010 Proxy Materials, we request the opportunity to confer with the Staff prior to the issuance of its position. In addition, we would be pleased to provide the Staff with such further information as the Staff may request regarding the matters that are the subject of the Proposal.

* * *

Kindly acknowledge receipt of this letter by signing and returning the enclosed Acknowledgment of Receipt and returning it in the enclosed envelope. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at (415) 227-3545. Thank you.

Very truly yours,

BUCHALTER NEMER
A Professional Corporation

By: 
Matteo G. Daste

Enclosures

cc: Oak Valley Bancorp

EXHIBIT A

ROBERT P. LAUKAT
*** FISMA & OMB Memorandum M-07-16 ***
Phone: *** FISMA & OMB Memorandum M-07-16 ***

October 3, 2009

Oak Valley Bankcorp.
125 North Third Street
Oakdale, CA 95316
Attention: Corporate Secretary

Reference: Shareholder Proposal Concerning Troubled Asset Relief Program Loan

Dear Sir:

I submit the resolution and supporting statement attached hereto as Annex 1 for inclusion in the proxy statement of Oak Valley Bankcorp in respect of the 2010 annual meeting of stockholders (the "Annual Meeting") of Oak Valley Bankcorp.

As of the date hereof, I am the beneficial owner of 3,346 shares of common stock of Oak Valley Bankcorp and intend to continue to hold such shares through the date of the Annual Meeting. Such shares are held in my brokerage account with Charles Schwab & Co., Inc. As of the date hereof, I have continuously held at least $2,000 in market value of Oak Valley Bankcorp securities as evidenced by account statement from Charles Schwab & Co., Inc., included with this letter.

I or ~~my representative, duly qualified under Maryland law,~~ will appear in person at the Annual Meeting to present the resolution.

This notice is submitted in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended. I expect the attached resolution and supporting statement will be included in Oak Valley Bankcorp proxy material for the Annual Meeting unless I am otherwise advised in writing.

If there are any changes, amendments or deletions to the resolution and supporting statement that are required in order to have them presented, please contact me immediately at the above address.

Very truly yours,



Robert P. Laukat

cc: United States Securities & Exchange Commission
456 5th Street, NW
Washington, D.C. 20459

EXHIBIT B

Annex 1

Troubled Asset Relief Program Loan

RESOLVED: That the shareholders of the Oak Valley Bankcorp hereby request that the Board of Directors take the necessary steps to see that the Oak Valley Bank Corporation make every possible effort to repay to the United States government the obligation incurred by the Troubled Asset Relief Program (TARP) transaction.

Supporting Statement:
Under the Troubled Asset Relief Program sponsored by the U.S. Government, Oak Valley Bankcorp received $13,500,000.00 and for this money they issued $13,500,000.00 worth of senior preferred stock to the U.S. Government with a 5% interest rate and the right to purchase 350,046 shares of Oak Valley Bankcorp common stock at $5.78 a share. Additionally, a provision of this transaction restricts raising the dividend on the common stock without U.S. Government approval. The interest rate of the preferred stock raises to 9% in 5 years if the preferred stock is not retired during the first 5 year period. At the last shareholder meeting I asked Mr. Ronald Martin, President of our Corporation, if we could be sure to pay back this loan before the 9% interest rate becomes effective. He replied the Board would consider it.

On May 14, 2007 shareholders were offered rights (dependent upon how many common shares then held) to purchase common shares at $11.00 a share with a dividend, we thought, would be determined by the Board of Directors.

Shareholders who purchased common stock on that date are getting less than a 1% return on the money they invested with no warrants or rights attached. Additionally, the common stock share price has dropped dramatically since that offer.

Depositors are offered a 1.49% return on deposits of $10,000 or more, as of this date. Substantially less than the 5% the government has paid.

If you agree that in the best interest of the common stock shareholders that this loan should be paid as soon as possible, please vote yes on this proposal.

EXHIBIT C

Exhibit C

Oak Valley Bancorp

November 30, 2009

VIA REGISTERED U.S. MAIL

Robert P. Laukat

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal

Dear Mr. Laukat:

We acknowledge receipt of the proposal you requested be included in the proxy materials related to the next annual meeting of the shareholders of Oak Valley Bancorp (the "***Company***"). The Company intends to exclude the proposal because it believes that pertains to the ordinary business of the Company, it includes statements which are false and misleading, is vague and indefinite, and violates California law, in violation of the proxy rules under Section 14 of the Exchange Act and the related rules.

A copy of our correspondence with the United States Securities and Exchange Commission is attached, and that letter better explains our bases for seeking to exclude your proposal.

If you wish to resubmit your proposal, you must do so within 14 calendar days of receipt of this letter.

Finally, for your reference, I have attached a copy of SEC Rule 14a-8.

Thank you for your interest in Oak Valley Bancorp. Please contact us if you have any questions or concerns.

Best regards,

/s/ Richard A. McCarty

Richard A. McCarty
Executive Vice President
Oak Valley Bancorp

125 N. Third Ave. Oakdale, CA 95361 Telephone: (209) 844-2265

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you

received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

        iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

   1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

   2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

   1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

   2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

   3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

      i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

      ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.